FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* STRONACH FRANK	2. Issuer Name and Ticker or Trading Symbol MAGNA ENTERTAINMENT CORP. ("MECA")						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	X	10% Owner
							X	Officer (give title below)		Other (specify below)
Chairman of the Board
(Last) (First) (Middle) Badener Strasse 12	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year March 27, 2003				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) Oberwaltersdorf, Austria 2522								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)		6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Subordinate Voting Shares	03/27/03		P		100,000	A	4.7691	8,710,529		I	Note (2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
-

Explanation of Responses:

 Note (1) The filing of this statement shall not be deemed an admission that the reporting person or any joint filer is, for purposes of the Securities Exchange Act of 1934, as amended, or otherwise the beneficial owner of any equity securities covered by this statement.

Note (2) This transaction involves a purchase of securities by Fair Enterprises Limited, a corporation in which the reporting person has an indirect beneficial interest.

		/s/ Frank Stronach	March 31, 2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Page 2

Joint Filer Information

Name: Magna International Inc.

Address: 337 Magna Drive

Aurora, Ontario

L4G 7K1

Designated Filer: Frank Stronach

Issuer & Ticker Symbol: Magna Entertainment Corp. (MECA)

Date of Event Requiring Statement: March 27, 2003

Designated Signatory: Hans Mueller (attorney-in-fact)

Name: Fair Enterprises Limited

Address: 1 Seaton Place St. Helier

Jersey Channel Island

IE4 8YJ

Designated Filer: Frank Stronach

Issuer & Ticker Symbol: Magna Entertainment Corp. (MECA)

Date of Event Requiring Statement: March 27, 2003

Designated Signatory: Hans Mueller (attorney-in-fact)